UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☑

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In view of the currently pending offering of debt securities by Constellium N.V. (the “Company”), the Company is disclosing the contents of a letter dated March 17, 2016, one day following the announcement of the offering, addressed to the Company’s counsel, from the purported counsel to the Trustee under the indenture governing the 9 3⁄4% / 10 1⁄2% Senior PIK Toggle Notes due 2019 (the “Wise Senior PIK Toggle Notes”) issued by Wise Metals Intermediate Holdings LLC and Wise Holdings Finance Corporation. The letter asserts, among other things: (i) that the Company misrepresented its intention regarding its future financial support of Wise Metals Intermediate Holdings LLC and its subsidiaries (“Wise Metals”) in connection with the Company’s January 2015 change-of-control offer with respect to the Wise Senior PIK Toggle Notes; and (ii) that the Company and Wise Metals, and their officers and directors, may be in breach of their fiduciary duties by taking actions contrary to the interests of the holders of the Wise Senior PIK Toggle Notes. The letter contains other vague references to alleged corporate governance failures by Constellium and/or Wise Metals and to other potential claims and causes of action.

This letter is similar to previous correspondence from the same counsel earlier this year, who at that time was representing certain holders of the Wise Senior PIK Toggle Notes. As has previously been communicated to this counsel, the Company finds the claims referenced in the letter entirely without merit. While there can be no assurance as to the nature of any claims that may be brought by the holders of the Wise Senior PIK Toggle Notes or the outcome of any potential litigation, the Company continues to regard the potential claims in the letter as meritless and not material. Should any of these claims be asserted by such noteholders, the Company intends to defend them vigorously and expects to prevail. The Company does not intend to provide any further updates regarding this matter unless and until it is obligated to do so under law or other applicable requirements.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This report may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this report. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V.
(Registrant)

March 22, 2016	By:	/s/ Didier Fontaine
Name: Didier Fontaine
Title: Chief Financial Officer